News Release

Burcon JV, Merit Functional Foods Achieves Significant Innovation in a
100% Protein-Based Solution to Replace Methylcellulose in Meat
Alternatives

Merit's Peazazz Pea Protein Can Now Help Drive Clean Label Food and Beverage Applications

Vancouver, British Columbia, July 28, 2022 -- Burcon NutraScience Corporation ("Burcon" or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit") has developed an innovation utilizing its non-GMO Peazazz® pea protein as part of a 100% protein-based clean label solution to replace methylcellulose, a synthetic ingredient widely used in food and meat alternative applications.

"We are very pleased with Merit's latest innovative protein-based solution that has the potential to disrupt a $1.96 billion methylcellulose market. The food industry has long been searching for a suitable methylcellulose replacement.  Peazazz®, derived from Burcon's proprietary technology, has superior functionality and high purity that provide unique opportunities within the food and beverage industries," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding, "In particular, it is rewarding to see substantial, value-driven applications such as a methylcellulose-free solution launching in the commercial marketplace."

Merit achieved an innovative new solution in utilizing its Peazazz® pea protein to replace a synthetic ingredient.  When used as part of Merit's methylcellulose-free solution, its non-GMO Peazazz® pea protein affords plant-based formulators a clean label option, while also contributing to the total protein content with the potential to add several grams of protein per serving depending on the product.  Additionally, the Peazazz® based methylcellulose-free solution provides key sensory and functionality attributes that assist in creating superior plant-based products for Merit's customers.  These include a neutral-flavor profile, meat-like texture, good water binding & emulsification properties, and exceptional gelling properties.  Merit's unique protein-based solution is expected to be suitable for replacing methylcellulose in applications such as plant-based burgers, hot dogs, sausages and more.

"We are motivated by the potential this innovation has uncovered for formulators," Merit's Co-CEO Ryan Bracken said.  "We've heard from our customers the challenges of removing methylcellulose and now Merit is able to provide them an opportunity to finally eliminate it from their products with our functional pea protein - Peazazz.  And beyond this, there's an added benefit of enhanced protein claims and a delicious sensory profile that's on par with traditional products."

Merit is currently collaborating with brands looking to develop the next generation of clean label plant-based meat applications.  For more information on Merit's clean label applications, please visit Merit's website here.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the execution of definitive documentation with respect to the Loan and drawdown of the Loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM